FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                          For the month of August 2003
                                  8 August 2003


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable


                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1  Press release of British Sky  Broadcasting  Group plc announcing Sky Welcomes FAPL Decision released on
              8 August 2003


NEWS RELEASE
8 AUGUST 2003

Sky welcomes FA Premier League decision on football rights

Sky welcomed today's announcement by the FA Premier League that it has decided to award the UK TV rights to live Premiership matches to Sky for three seasons from 2004.

The award of the rights (made in four separate packages of live matches) represents an increase in the number of live matches available to viewers and means that Sky will offer 138 live games per season from 2004, compared with 106 live games per season under the current arrangements between Sky and the Premier League. Continued take-up of digital television means that Sky's pay-TV channels are now received in more than 10 million UK households.

Speaking after the Premier League announced its decision, Tony Ball, BSkyB Chief Executive, said:

"Sky is delighted to be continuing its relationship with the Premier League for a further three seasons. The new arrangements are good news for Premiership clubs and good news for viewers, who can look forward to many more matches on Sky than ever before."

The FA Premier League announced that the rights had been awarded at a price for the four packages in aggregate of GBP1,024 million.


Notes to editors:

Premiership coverage available under previous broadcast rights agreements:

2001-04               3-year     66 live matches on Sky Sports

                                 40 live pay-per-view matches
                                 (offered separately by Telewest, NTL and BSkyB)

                                 Highlights on ITV

1997-01               4-year     60 live matches on Sky Sports
                                 Highlights on BBC

1992-97               5-year     60 live matches on Sky Sports
                                 Highlights on BBC

Enquiries:

Press:

Julian Eccles                                  Tel: 020 7705 3267
Chris Haynes                                   Tel: 020 7705 3905
Robert Fraser                                  Tel: 020 7705 3036

Analysts/Investors:

Neil Chugani                                   Tel: 020 7705 3837
Andrew Griffith                                Tel: 020 7705 3118


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 8 August 2003                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary